Exhibit 16.1
May 9, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K/A dated May 9, 2024, of Funko, Inc. and are in agreement with the statements contained in first and last two sentences of the first paragraph and paragraph 2 therein, and we provide the following additional context: It is our understanding that, after Ernst & Young LLP encouraged the company to initiate a competitive proposal process, the company solicited bids from Ernst & Young LLP and other independent public accountants. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP